UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A
or
☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

The Good Earth Organics, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-2344117
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30088 Redwood Hwy
Cave Junction, Oregon, 97523
(Full mailing address of principal executive offices)

(541) 592-4855
(Issuer’s telephone number, including area code)

-i-

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report on Form 1-SA (this Semiannual Report) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. All forward-looking statements included in this Semiannual Report are based on information available to us as of the date hereof and we assume no obligation to update any forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements involve known or unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The following discussion of the financial condition and results of operations should be read in conjunction with the condensed consolidated financial statements included elsewhere within this Semiannual Report and with the audited financial statements and related notes for the fiscal year ended December 31, 2020, contained in the Company’s Annual Report on Form 1-K, filed with the Securities and Exchange Commission (the SEC) on June 24, 2021. Historical results are not necessarily indicative of the operating results for any future period. As used in this Semiannual Report, “we”, “us”, “our”, “The Good Earth Organics”, or the “Company” refers to The Good Earth Organics, Inc., a Delaware corporation, and its wholly-owned subsidiary, The Good Earth Organics Supply LLC.

Overview

The Good Earth Organics, Inc. (the “Company”) manufactures, distributes and sells premium, organic potting soils and organic soil nutrients under its brand name The Good Earth Organics. We purchase our organic raw materials both domestically and from foreign sources, including India, Peru, Indonesia, Malaysia, and Canada. We sell the majority of our products to cannabis and hemp growers from our two retail distribution centers in southern Oregon. We also sell our products from our corporate website and from Amazon.com. In addition to our own manufactured products, the Company sells an assortment of third-party products that complement our product line.

Recent Developments

Regulation A+ Offering

On July 23, 2021, the Company stopped accepting subscriptions for the Company’s offering of shares of its common stock, par value $0.0001 per share (“Common Stock”), and Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred”), under Regulation A+ (the “Regulation A+ Offering”). The Regulation A+ Offering was qualified by the Securities and Exchange Commission ("SEC") on September 30, 2020 (the “Qualification”). As of August 31, 2021, the Company sold 1,780,913 shares of Series A Preferred under the Regulation A+ Offering, resulting in gross proceeds of $2,718,127 to the Company.

Results of Operations

Six Months Ended June 30, 2021 compared to Six Months Ended June 30, 2020

The Company’s net sales for the six months ended June 30, 2021 were $3,403,903, an increase of $210,813 or 7%, from net sales of $3,193,090 for the six months ended June 30, 2020. This change is attributable to a significant increase in demand for the Company’s products across its customer base. The cost of goods sold was $1,984,708 for the six months ended June 30, 2021, resulting in a gross profit of $1,419,195, and a gross margin of 42%, as compared to a cost of goods sold totaling $2,238,153, gross profit of $954,963, and a gross margin of 30% during the six months ended June 30, 2020.

The Company’s operating expenses consist of payroll and related costs, advertising and promotion, professional fees, rent expense, general and administrative expenses, stock-based compensation, and depreciation and amortization costs. Operating expenses during the six months ended June 30, 2021 were $1,646,638 as compared to $883,204 during the six months ended June 30, 2020, an increase of $763,434 or 86%. This increase was due to the hiring of executive and sales talent to promote the Company's growth.

Payroll and related costs increased from $312,428 during the six months ended June 30, 2020 to $442,805 during the six months ended June 30, 2021, an increase of 42%.

General and administrative expenses increased by 71% from $ 570,776 during the six months ended June 30, 2020 to $ 974,490 during the six months ended June 30, 2021, which includes advertising and promotion, professional fees, rent and other general and administrative expenses but excludes stock-based compensation, as indirect expenses such as e-commerce and information technology support increased.

We anticipate that our general and administrative expenses will increase as we expand geographically and hire additional experienced, senior management. In order to execute on our plan to expand the geographic distribution of our products, we may lease new locations for the manufacture of organic potting soil and organic soil nutrients. In addition, we plan to hire employees experienced in logistics and distribution as well as those experienced in sales.

Other expenses, consisting primarily of interest expense, increased from $14,259 during the six months ended June 30, 2020 to $70,040 during the six months ended June 30, 2021, an increase of 391%, as the Company assumed more debt to fund its operations.

As a result of the foregoing factors, the Company’s net loss was $120,514 during the six months ended June 30, 2021 as compared to profit of $57,473 during the six months ended June 30, 2020, a decrease of $177,987.

Liquidity and Capital Resources

As of June 30, 2021, the Company’s cash and equivalents were $473,928 as compared to $380,212 as of December 31, 2020. The Company’s total cumulative losses from January 1, 2018 through June 30, 2021 equaled $2,554,936.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception, and we expect to continue to incur operating losses in the near term. We expect that we will need to raise additional capital to meet anticipated cash requirements for the 12 months following the filing date of this Semiannual Report. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and number of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce or defer costs, including executive salaries. Doing so will likely have an unfavorable effect on our ability to execute our business plan, and have an adverse effect on our business, results of operations and future prospects.

In 2019 and 2020, the Company issued additional shares of its Seed Series Preferred Stock, par value $0.0001 ("Seed Series Preferred") for total proceeds of $460,000. The Seed Series Preferred accrues a dividend at an annual rate of 4.0%. On December 31, 2020, the Company converted 940,000 outstanding shares of Seed Series Preferred in accordance with terms of the Company's Amended and Restated Certificate of Incorporation. The conversion resulted in the issuance of 940,000 shares of the Company’s Common Stock. In addition, the Company issued 65,796 shares of Common Stock as payment-in-kind for dividends that were accrued to shareholders of Seed Series Preferred. In the six months ended June 30, 2021, the company issued 39,394 shares of Common Stock as payment-in-kind for services hired.

Indebtedness

The Company entered into several secured promissory notes related to purchases of various equipment, with an aggregate original principal of $684,670. The note obligations are payable generally from a minimum of 36 to 60 monthly installments with interest ranging from 2.7% to 8% per annum. In addition, the Company has other notes outstanding, including a line of credit. As of June 30, 2021 and December 31, 2020, the aggregate principal balance outstanding was $254,067 and $127,395, respectively.

On July 12, 2016, the Company executed an acquisition note totaling $853,000 which is payable over six years. The acquisition note is subject to a subordination agreement to Wells Fargo Bank. As of June 30, 2021 and December 31, 2020, the aggregate principal balance outstanding on this note was $ 346,617 and $399,039, respectively.

On July 12, 2016, the Company entered into two secured note agreements with Wells Fargo Bank. The aggregate principal amount of the original note agreements totaled $1,015,000, including a line of credit with maximum availability of $350,000 (the “Line of Credit”) and a term loan with an initial balance of $685,000 (the “Term Loan”). The Line of Credit has an interest rate of 7.5% with an initial maturity date of November 9, 2020. On November 6, 2020, the Company renewed its Line of Credit and extended its maturity for a period of twelve months. The Term Loan is payable in 118 monthly installments of $7,450.60. As of June 30, 2021 and December 31, 2020, the balances on the Line of Credit were $0 and $250,000, respectively, and the aggregate principal balances outstanding on the Term Loan were $384,601 and $426,342, respectively.

On April 23, 2020, the Company borrowed $170,724 under the Paycheck Protection Program (the “PPP Loan”). On May 28, 2021, the Company was notified that the loan was forgiven by the U.S. Small Business Administration.

On August 27, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon condition that installment payments, including principal and interest, of $731.00 monthly, would begin twelve (12) months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds advanced from the date of each advance.

On December 1, 2020, the Company entered into a total of seven (7) note agreements (the “Note Agreements”). The aggregate principal of the Note Agreements totals $575,000. The interest rate on the Note Agreements is eighteen percent (18%) per annum for the first six months and increases each month thereafter by 25 basis points (0.25%) until the Maturity Date of December 1, 2021. All principal and interest will be paid on or before the Maturity Date.

The Company currently has no material commitments for capital expenditures. The Company maintains inventory used in the normal course of business and had $1,244,490 and $897,303 of inventory on hand as of June 30, 2021 and December 31, 2020, respectively.

Trend Information

The Company has several initiatives underway to increase gross margins and improve operating margins, as follows:

Bulk Purchases – The Company can purchase some of the raw materials used in its manufacturing of organic potting soil in bulk, including container-sized purchases, to decrease its cost of goods sold. The Company intends to use a portion of the net proceeds from the Regulation A+ Offering to continue purchasing raw materials in bulk.

Consumer Sized Products – The Company is developing new packaging for its organic potting soil that will allow customers to purchase smaller-sized quantities. The Company has begun to distribute these products with a digital strategy for online ordering as well as through a marketing channel focused on distributors of garden center products. Many of the smaller-sized products have a larger gross margin than bulk sales of the Company’s organic potting soils. Management intends to increase sales of these smaller-sized products over time, increasing the overall gross margin for the Company.

Manufacturing Economies – Management believes the Company has an opportunity to scale its production of organic potting soil at our current facilities without further material investment in property, plant and equipment. The Company’s two manufacturing sites provide the Company with the ability to manufacture its organic potting soil with minimal additional administrative or manufacturing-related operating expense. Management may explore contract manufacturing and/or investing in new manufacturing equipment and facilities to further increase capacity and to reduce the cost of our products by decreasing outbound freight costs.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

●
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●
taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

●
being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●
being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non- affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to continue to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

ITEM 3. FINANCIAL STATEMENTS

THE GOOD EARTH ORGANICS, INC.

Condensed Consolidated Balance Sheets as of June 30, 2021 and December 31, 2020

	June 30, December 31,
	2021	2020
	(Unaudited)	(Audited)

ASSETS
Current assets:
Cash and cash equivalents	$473,928	$380,212
Accounts receivable, net	1,425	1,091
Inventory	1,244,490	897,303
Other current assets	1,022,349	242,405
Total current assets	2,742,192	1,521,011

Property and equipment, net	612,242	513,852
Goodwill	972,819	972,819
Non-compete agreement, net	800	1,200

Total assets	$4,328,053	$3,008,882

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, including $134,032 and $134,032 to related parties as of June 30, 2021 and December 31, 2020 respectively	$433,365	$293,114
Accrued expenses	321,852	120,389
Capital lease obligation	9,897	10,256
Customer deposits	29,194	67,124
Deferred Rent Liability	49,562	49,562
Deferred Revenue	21,032	30,830
Acquisition note payable, current portion	338,911	125,128
Line of credit	-	250,000
Notes payable, current portion	749,698	777,279
Total current liabilities	1,953,512	1,723,682

Capital lease obligation	6,083	11,032
Acquisition note payable, long-term	-	265,434
Notes payable, net	613,870	622,082
Total long-term liabilities	619,953	898,548
Total liabilities	2,573,465	2,622,230

COMMITMENTS AND CONTINGENCIES (See Note 7)

Equity:
Series Seed Convertible Preferred Stock, 1,000,000 shares authorized, $0.0001 par value: Series A Convertible Preferred Stock, 6,500,000 shares authorized, $0.0001 par value:
Common Stock, 22,500,000 shares authorized, $0.0001 par value 13,791,761 and 13,752,367 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively;	1,379	1,375
Seed Investment	979,637	-
Additional paid in capital	3,385,244	3,155,906
Accumulated deficit	(2,611,671)	(2,770,629)
Total equity	1,754,589	386,652

Total liabilities and equity	$4,328,053	$3,008,882

The accompanying notes are an integral part of these consolidated financial statements

Condensed Consolidated Statements of Operations for the six months ended June 30, 2021 and 2020

The Good Earth Organics, Inc.
Consolidated Statements of Operations
(Unaudited)

	Six Months Ended
	June 30,
	2021	2020
Revenue, net	$3,403,903	$3,193,090
Cost of goods sold	1,984,708	2,238,153
Gross profit	1,419,195	954,936

Operating costs:
Payroll and related costs	442,805	312,428
Advertising and Promotion	98,897	74,281
Professional Fees	588,715	126,707
Rent Expense	80,916	73,442
General and administrative expenses	306,512	174,990
Depreciation and amortization	128,793	121,355
Total operating expenses	1,646,638	883,204

Loss from operations	(227,443)	71,732

Other income (expenses):
Interest expense, net	(70,040)	(14,259)
Amortization of Debt Discount	(771)	-
Other income	177,740	-
Gain or (Loss) on note conversion	-	-
Total other income (expenses)	106,929	(14,259)

Loss before provision for income taxes	(120,514)	57,473

Income taxes	-	-

Net loss	$(120,514)	$57,473

The accompanying notes are an integral part of these consolidated financial statements

The Good Earth Organics, Inc.
Consolidated Statement of Changes in Equity

	Series Seed Preferred Stock		Common Stock		Additional Paid in	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Seed Investment	Total
Balance at December 31, 2019	795,000	$80	12,368,500	$1,237	$2,491,100	$(1,653,576)	$-	$838,841

Sale of series seed convertible preferred stock	145,000	15		-	144,985	-	-	145,000

Common stock issued for services	-	-	121,923	12	121,911	-	-	121,923

Stock based compensation	-	-	-	-	79,195	-	-	79,195

Conversion of Note to common stock	-	-	256,148	25	256,122	-	-	256,147

Conversion of series seed shares to common stock	(940,000)	(95)	940,000	95	-	-	-	-

Shares issued to settle dividends declared			65,796	6	62,593	-		62,599

Deemed Dividend	-	-	-	-	-	(62,599)		(62,599)

Net loss	-	-	-	-	-	(1,054,454)	-	(1,054,454)

Balance at December 31, 2020	-	$-	13,752,367	$1,375	$3,155,906	$(2,770,629)	$-	$386,652

Common stock issued for services	-	-	39,394	4	39,390	-	-	39,394
			-
Stock based compensation	-	-	-	-	189,948	-	-	189,948

Seed Investment	-	-	-	-	-	-	979,637	979,637

Adjustment in Retained earning	-	-	-	-	-	279,472	-	279,472

Net loss	-	-	-	-	-	(120,514)	-	(120,514)

Balance at June 30, 2021	-	$-	13,791,761	$1,379	$3,385,244	$(2,611,671)	$979,637	$1,754,589

The accompanying notes are an integral part of these consolidated financial statements

The Good Earth Organics, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Six Months Ended
	June 30,
	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(120,514)	$57,473
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	128,793	121,355
Stock based compensation	229,342	-
Interest expense	-	-
(Increase) decrease in:
Accounts receivable	(335)	(1,396)
Prepaids	(500,472)	(32,928)
Inventory	(347,187)	2,129
Increase (decrease) in:
Accounts payable and accrued liabilities	289,461	76,747
Deferred revenue	4,525	92,856
Net cash provided by (used in) operating activities	(316,387)	316,236

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(226,782)	(12,072)
Net cash (used in) provided by investing activities	(226,782)	(12,072)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sales of Series Seed Preferred stock	-	145,000
Proceeds from sales of Common stock	-	-
Proceeds from sales of Seed Investment	979,637	-
Proceeds from convertible note	-	-
Repayments of note payables	(87,444)	28,040
Repayments of line of credit	(250,000)	(200,000)
Repayments of capital lease	(5,308)	(1,023)
Net cash (used in) provided by financing activities	636,885	(27,983)

Net increase in cash and cash equivalents	93,716	276,180
Cash and cash equivalents, beginning of year	380,212	459,160
Cash and cash equivalents, end of year	$473,928	$735,340

The accompanying notes are an integral part of these consolidated financial statements

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Business

The Good Earth Organics, Inc. (the “Company”), was formed in the State of Oregon in 2016 as GEO Holdings, LLC, and was reincorporated in the State of Delaware in 2018 as the Good Earth Organics, Inc. The Company began busines in Oregon in 2008, as the Good Earth Organics, LLC ("GEO LLC"). In 2016, the Company and its wholly-owned subsidiary, the Good Earth Organics Supply LLC (the "Subsidiary"), were formed, at which time the Subsidiary purchased all of the assets of GEO LLC. The Company now operates its business solely through the Subsidiary ..

The Company manufactures, distributes and retails a line of certified organic potting soils and organic soil nutrients. The Company’s two retail/distribution locations also sell certain organic gardening products manufactured by third parties, such as organic fertilizers and organic nutrients, as well as other products such as tools and lighting products. Customers typically order bulk products digitally, or on site, and either pick up orders during their visit or arrange for delivery. In some cases, the Company subcontracts with local trucking companies to transport large orders to the customer’s premises, at customer expense.

The Company’s served market generally includes customers located in southern Oregon and northern California. A majority of the Company’s customers grow cannabis and/or hemp.

Shipping policy

Shipping costs are included in inventory, along with material, when received. As products are manufactured and sold, shipping costs are included in material costs in costs of goods sold.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company has a limited operating history and a reliance on financing for operations, which raises substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis may be dependent upon, among other things, additional financings. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant estimates include the useful

Note 1 - Summary of Significant Accounting Policies (continued)

lives of long-lived assets, amortization of intangible assets, inventory allowance, revenue recognition and equity-based transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Accounts Receivable

Accounts Receivable is stated at the amount management expects to collect. The Company evaluates its allowance for doubtful accounts monthly. Account balances are written-off against the allowance when it is probable that the receivable will not be recovered. The Company recorded an allowance for doubtful accounts of $0 at June 30, 2021 and June 30, 2020, respectively.

Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents.

The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with more than one high-quality financial institution. The Company does not believe that, as a result of this concentration, it is subject to any unusual financial risk beyond the normal risk associated with commercial banking relationships. There were no losses recognized related to the amounts in excess of amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposits held at financial institutions in excess of FDIC insured amounts of $250,000, as of June 30, 2021 and December 31, 2020 was $0 and $0 respectively.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Inventory is made up of Raw materials, Finished Goods and Resale products. There is no work-in-progress ("WIP") due to mixing Raw materials that become Finished Goods in the same day with no material still in process. As of June 30, 2021, inventory levels were: Raw - $382,546, Finished Goods - $78,196 and Resale goods – $783,749. As of December 31, 2020, inventory levels were: Raw - $330,095, Finished Goods - $56,915 and Resale goods - $510,294. No impairment or obsolescence inventory recorded in either 2021 or 2020.

As of June 30, 2021 and December 31, 2020 inventory amounts were $1,244,490 and $897,303, respectively.

Property and Equipment

Property and equipment are stated at cost. The Company records depreciation on the straight-line basis over the estimated lives of the assets which are five to seven years for warehouse equipment, three to seven years for furniture, fixtures, and office equipment. Leasehold improvements are amortized over the life of the related lease. The costs of repair and maintenance are expenses as incurred and improvements that extend the useful life of the assets are capitalized.

Note 1 - Summary of Significant Accounting Policies (continued)

Intangible Assets and Goodwill

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations,” where the total purchase price is allocated to the tangible and identified intangible assets acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available, and may be adjusted, up to one year from acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company may test intangible assets and goodwill for impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company has $972,819, in goodwill, in connection with its acquisition of the assets and certain liabilities of The Good Earth Organics, LLC in April 2016.

Long-Lived Assets

The Company reviews its property and equipment and any identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for impairment is required to be performed by management at least annually. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted operating cash flow expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Revenues

For revenue from product sales, the Company recognizes revenue in accordance with Financial Accounting Standards Board “FASB” Accounting Standards Codification “ASC” 606. A five-step analysis must be met as outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. Revenues consist primarily of product sales and are net of promotional discounts, if any. Promotional discounts include discounts related to a reduction in selling price for higher-volume purchases that are applied at the time of sale. Product returns are accounted for as reductions in sales. There is no provision for sales returns recorded at June 30, 2021 and December 31, 2020 because the Company has estimated this amount not to be significant. The majority of the Company’s sales are made either in advance or are paid for at the time of the order with a credit card or cash. Revenue is recognized at the time warehouse goods are picked up by the customer or delivered to the customer.

Deferred revenue occurs when a customer pays for goods not yet delivered. Revenue is not recognized at the point payment is made, instead, revenue is deferred until goods are delivered. Deferred revenue is recorded as a liability. They are recorded on the balance sheet in two different accounts. One account is for payments made on a specific product to be delivered (Deferred Revenue account) a second account tracks money paid for a sale not delivered which is for no specific product (Customer Deposits account). When delivery is made revenue is removed from deferred revenue to the Income Statement as a fully recognized sale. For two accounts the total Deferred Revenue balance as of June 30, 2021 and December 31, 2020 were $50,226 and $97,954.

Total revenue reported for the six months ended June 30, 2021 and 2020 was $3,403,903 and $3,193,090 respectively.

Note 1 - Summary of Significant Accounting Policies (continued)

Deferred Rent

The Company has entered into operating lease agreements which contain provisions for future rent increases and period in which rent payments are abated. The total amount of rental payments due over the lease term is charged to Office Rent Expense on the straight-line method over the term of the lease. The difference between rent expense and the amount paid is credited to Deferred Rent Liability.

Cost of Revenues

Included in Cost of Revenue are Material, Freight-In, Direct Labor and Overhead supplies. Direct Labor are the payroll dollars for those that work directly in the manufacturing process.

Advertising

The Company's advertising costs are expensed as incurred. Advertising expense was $98,897 and $74,281 for the six month periods ended June 30, 2021 and June 30, 2020, respectively.

Stock Based Compensation
The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award as measured on the grant date. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

Income taxes
The Company follows Accounting Standards Codification subtopic 740-10, Income Taxes (“ASC 740-10”) for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change. Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are classified as current.

Management has evaluated and concluded that there are no material tax positions requiring recognition in the Company’s consolidated financial statements as of June 30, 2021, and December 31, 2020. The Company does not expect any significant changes in its unrecognized tax benefits within year ended of the reporting date. The Company’s 2016, 2017, 2018 and 2019 tax returns remain open for audit by Federal and State taxing authorities.

The Company’s policy is to classify assessments, if any, for tax related interest as interest expense and penalties as general and administrative expenses in the statement of operations.

From inception to October 17, 2018, the Company elected to be treated under the Internal Revenue Code as a Limited Liability Company (LLC).  As a limited liability company, the Company’s taxable income or loss is allocated to members in accordance with their respective percentage ownership. On October 18, 2018, GEO Holdings LLC converted to a C-Corporation.

Note 1 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Disclosures about fair value of financial instruments, requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of June 30, 2021, the amounts reported for cash, accrued interest and other expenses, and notes payable approximate the fair value because of their short maturities. We account for financial instruments measured as fair value on a recurring basis under ASC Topic 820. ASC Topic 820 defines fair value, established a framework for measuring fair value in accordance with accounting principles generally accepted in the United States and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 established a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These tiers include:

●
Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets.

●
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

●
Level 3, defined as unobservable inputs which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Note 2 - Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers” to supersede previous revenue recognition guidance under current U.S. GAAP. The guidance presents a single five-step model for comprehensive revenue recognition that requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Two options are available for implementation of the standard which is either the retrospective approach or cumulative effect adjustment approach. The guidance becomes effective for annual reporting periods beginning after December 15, 2018, and interim periods beginning after December 15, 2019.

The adoption of this standard had no material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-2, which creates ASC Topic 842, “Leases.” This update increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This guidance is effective for non-public entities for periods beginning after December 15, 2021. The Company is currently assessing the impact of implementing the new guidance.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. Historically, there has been diversity in practice in how certain cash receipts/payments are presented and classified in the statement of cash flows under Topic 230. The purpose of the update is to reduce the existing diversity in practice by clarifying the presentation of certain types of transactions. The amendments in this Update are effective for non-public entities for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of this standard had no material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.

Note 3 - Property and Equipment

Property and equipment consist of the following as of June 30, 2021, and December 31, 2020.

	June 30,	December 31,
	2021	2020
Equipment	$1,230,019	$1,003,029
Leasehold improvements	391,922	391,922
Office furniture and equipment	69,598	69,805
Subtotal	1,691,539	1,464,756
Accumulated depreciation	(1,079,297)	(950,904)
Property and equipment, net	$612,242	$513,852

Depreciation of property and equipment expensed totaled $123,393 for the six months ended June 30, 2021, and $121,155 for the six months ended June 30, 2020.

Note 4 – Acquisition Notes Payable, Line of Credit & Notes Payable

The Company has entered into several secured promissory notes related to the acquisition of various equipment with an aggregate original principal of $684,670. The note obligations are payable generally from a minimum of thirty-six (36) to sixty (60) monthly installments with interest rates ranging from 2.7% to 8.0% per annum. As of June 30, 2021 and December 31, 2020, the aggregate principal balance outstanding was $254,067 and $127,395, respectively.

In accordance with a change of control transaction, on July 12, 2016, the Company executed an acquisition note totaling $853,000 which is payable over six (6) years. The acquisition note is subject to a subordination agreement with Wells Fargo Bank. As of June 30, 2021, and December 31, 2020, the aggregate principal balance outstanding was $ $346,617 (of which $ $346,617 were current liabilities) and $399,039 (of which $125,128 were current liabilities), respectively.

On July 12, 2016, the Company entered into two (2) secured note agreements with Wells Fargo Bank. The aggregate principal amount of the original note agreements totaled $1,015,000, including a line of credit with maximum availability of $350,000 and a term loan with an initial balance of $685,000. The line of credit includes interest of 7.5%, per annum, with a maturity date of November 9, 2020. The term loan is payable in one hundred and eighteen (118) monthly installments of $7,450.60. As of June 30, 2021, and December 31, 2020, the aggregate principal balance outstanding on the term loan and line of credit was $384,601 and $0 and $426,342 and $250,000, respectively.

On August 27, 2020, U.S. Small Business Administration authorized a loan in the amount of $150,000 upon the condition that monthly installment payments, including principal and interest, of $731.00, will begin12 months from the date of the promissory Note. The balance of principal and interest will be payable thirty (30) years from the date of the promissory Note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance.

Note 4 – Acquisition Notes Payable, Line of Credit & Notes Payable (continued)

The Collateral in which this security interest is granted includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds, and collections thereof and all records and data relating thereto.

On December 15, 2020, the Company entered into seven (7) note agreements The aggregate principal of all the notes totals $575,000. The interest rate on these notes is eighteen percent (18%) per annum for the first six months and increases each month thereafter by 25 basis points (0.25%) until the Maturity Date of December 1, 2021. All principal and interest will be paid on or before the Maturity Date.

Notes and Lines of Credit balance as of June 30, 2021 and December 31, 2020 were $1,710,185 (of which $1,096,315 were current liabilities) and 2,048,400 (of which $1,152,407 were current liabilities).

Interest expense related to Notes and Lines of Credit for the six months ended June 30, 2021 and 2020 were $70,040 and $14,259 respectively.

Aggregate maturities of notes payable as of June 30, 2021 are as follows:

	Notes Payable	Acquisition Note	Total
2021	$749,698	$346,617	$1,096,315
2022	123,759	-	123,759
2023	121,169	-	121,169
2024	127,883	-	127,883
2025	91,159	-	91,159
Thereafter	149,900	-	149,900
Sub total	1,363,568	346,617	1,710,185
Debt discount	-	(7,706)	(7,706)
Total	1,363,568	338,911	1,702,479
Less: current portion	(749,698)	(346,617)	(1,096,315)
Total long-term	$613,870	$(7,706)	$606,163

Note 5 – Capital Leases

On February 25, 2018, the Company signed two (2) three-year leases for its point-of-sale system and respective equipment. The aggregate gross contract amount was $45,485. Interest associated with the leases ranges from 14.23% - 18.33%. As of June 30, 2021 and December 31, 2020 the amount outstanding was $15,980 and $21,288, respectively.

The following is a schedule of future minimum lease payments for the fiscal years ended June 30, 2021.

Capital Lease
2021	9,897
2022	6,083
$15,980

Note 6 - Customer Deposits

Customer deposits consist of cash and cleared credit card transactions received from customers which are recorded as a liability until the products are shipped and/or picked up by the customer. As of June 30, 2021, and December 31, 2020 customer deposits totaled $29,194 and $67,124, respectively.

Note 7 - Commitments and Contingencies

Operating leases

On July 1, 2016, the Company entered into an addendum to a rental agreement between the Company’s predecessor and Paul T. Weller, in Cave Junction, Oregon. This property serves as the Company’s principal offices, a retail store and a site to manufacture products. The term of the lease is for six (6) years with an option to renew for four (4) additional years. The initial monthly lease rate is $2,000 a month and the monthly lease payment shall increase by $100 annually.

On July 1, 2016, the Company entered into a lease with Josephine County/Illinois Valley Airport. This property serves as a means for storage of inventory as well as a site to manufacture products. The term of the lease is for ten (10) years and the Company has the option to renew for an additional five (5) years. The monthly rental amount is $1,476 with annual increases that occur on the first day of January based on the Portland Oregon Consumer Price Index.

On March 15, 2017, the Company entered into a lease with Copeland Paving, Inc. This property serves as a means for storage of inventory as well as a site to manufacture products. The property is located in Murphy, Oregon. The term of the lease is month to month and the monthly amount is $2,000.

Office rent expensed for the six months ended June 30, 2021 and 2020 was $80,916 and $74,281. Deferred rent liability recognized as of June 30, 2021 and December 31, 2020 were $49,562 and $49,562.

Related Party Lease:

The Company entered into a ten-year lease on April 17, 2017, with Murphy RE Holding LLC, an entity wholly-owned by one of the Company’s shareholders. The Company is leasing a retail/distribution location in Murphy, Oregon with an initial triple-net monthly lease obligation of $4,000 per month with an annual increase of 5%.

The following is a schedule of future minimum lease payments for the fiscal years ended June 30.

Note 7 - Commitments and Contingencies (continued)

	Operating lease	Related party lease	Total
2021	56,740	58,831	115,570
2022	58,261	61,772	120,033
2023	59,787	64,861	124,647
2024	61,316	68,104	129,420
Thereafter	62,849	133,562	196,411
	$298,953	$387,129	$686,082

Note 8 – Related Party Transactions

Two of the shareholders personally guarantee the Company’s (i) credit cards, (ii) senior debt obligations and (iii) a number of the Company’s agreements with suppliers.

Two of the shareholders receive 1.5% of revenue, in total, as a management fee for management services they provided to the Company. Total expense for the period six months ended June 30, 2021 and 2020 was $53,162 and $50,768, respectively.

Note 9 - Equity

The Company is authorized to issue 22,500,000 shares of common stock at $0.0001 par value per share ("Common Stock") and 7,500,000 shares of preferred stock at $0.0001 per share ("Preferred Stock"). 1,000,000 shares of preferred stock is designated as Series Seed Preferred Stock, and 6,500,000 shares of Preferred Stock is designated as Series A Preferred Stock.

Common Stock:

In July 2019, in connection with a settlement to an advisory agreement the Company issued 170,000 shares of Common Stock. Each share of Common Stock was valued at $1. The total expense for the year was $170,000.

Over the course of the year 2019, The Company issued an aggregate of 198,500 shares of Common Stock to its employees. Each share of Common Stock was valued at $1. An additional 18,500 shares of Common Stock were granted to employees that are to vest over a twelve-month period. The total expense for the year relating to Common Stock issued to employees was $198,500.

In the period ending December 31, 2020, the Company issued an aggregate of 121,923 shares of Common Stock previously issued to its vested employees. The total expense for the period ending December 31, 2020 relating to the vesting of Common Stock issued to employees was $121,923.

On December 31, 2020, the principal balance of the Note of $270,000 and accrued interest of $21,600 were converted into Common Stock for 256,148 shares at a price of $1.14 per share and recognized a gain for $35,452 on conversion.

In the period ending June 30, 2021, the Company issued 39,394 shares of Common Stock previously issued to its vested employees. The total expense for the period ending December 31, 2020 relating to the vesting of Common Stock issued to employees was $39,394

Series Seed:

The Series Seed Preferred Stock accrues dividends at the rate of 4% per annum. Dividends shall be payable only when declared by the Board of Directors. Additionally, the Series Seed Preferred Stock is convertible into Common Stock on a 1:1 basis. The Series Seed Preferred Stock has liquidation, dissolution and winding up preference rights. The liquidation preference and redemption rights for the benefit of the holders of the Series Seed Preferred Stock, upon the occurrence of the certain contingent events, are considered as solely within the Company's control. Accordingly, management determined that the Series Seed Preferred Stock is to be presented as an equity instrument.

During the year ending December 31, 2020, the Company issued an aggregate of 145,000 shares of Series Seed Preferred Stock for proceeds of $145,000.

As of December 31, 2020, the Company had $65,796 in dividend arrears. On December 31, 2020, company declared and settled the dividend by issuing the 65,976 shares as payment-in-kind

On December 31, 2020, the Company converted 940,000 outstanding shares of Series Seed Preferred Stock in accordance with the Company's Amended and Restated Certificate of Incorporation. The conversion resulted in the issuance of 940,000 shares of the Company’s Common Stock. In addition, the Company issued 65,796 shares of Common Stock as payment-in-kind for dividends that were accrued to shareholders of Series Seed Preferred Stock.

Series Seed Investment

As of June 30, 2021, the Company has raised $979,637 as a part of Series Seed Investment. The Capital expenses related to series seed investment as of June 30, 2021 is $773,286.

Series A Preferred:

The Series A Preferred is convertible into Common Stock on a 1:1 basis. The Series A Preferred has liquidation, dissolution and winding up preference rights. The liquidation preference and redemption rights for the benefit of the holders of the Series A Preferred, upon the occurrence of the certain contingent events, are considered as solely within the Company's control. Accordingly, management determined that the Series A Preferred is to be presented as an equity instrument.

As of August 31, 2021, the Company sold and issued 1,780,913 shares of Series A Preferred under the Regulation A+ Offering (as defined in Note 11 hereof).

Note 10 – Stock Options

Below is a summary of the stock option activity for the period ended June 30, 2021 and December 31, 2020:

			Weighted-Average	Aggregate
		Weighted-Average	Remaining	Intrinsic
	Shares	Exercise Price	Contractual Term	Value
Outstanding at January 1, 2020	825,000	$0.60	9.30	$326,700
Grants	375,000	1.00	9.48	-
Exercised	-	-	-	-
Forfeited/expired	491,795	0.53	8.67	$231,413
Outstanding at December 31, 2020	708,205	$0.87	9.00	$95,288
Grants	1,705,000	1.65	9.54
Exercised	-	-	-
Forfeited/expired	-	-	-
Outstanding at June 30, 2021	2,413,205	$1.42	9.24	$555,621
Exercisable at December 31, 2020	292,868	$0.67	8.52
Exercisable at June 30, 2021	484,304	$0.96	8.51

The following table presents information related to stock options at June 30, 2021:

Options Outstanding			Options Exercisable
		Weighted
		Average	Exercisable
Exercise	Number of	Remaining Life	Number of
Price	Options	In Years	Options
$0.01	96,250	7.7	96,250
$1.00	611,955	8.6	271,610
$1.65	1,705,000	9.5	116,443
	2,413,205		484,303

As of June 30, 2021, the Company had 2,413,205 outstanding options and 598,185 options were reserved for future issuance.

Total stock-based compensation expense relating to stock options was $99,874 for the three months period ended June 30, 2021. As of June 30, 2021, the Company had approximately $1,463,744 of unrecognized stock-based compensation costs related to unvested options. Unrecognized stock-based compensation expense related to outstanding unvested stock options are as follows:

2021 (Q3 to Q4)	199,752
Thereafter	1,263,992
Total	$1,463,744

The fair value of stock-based payment awards was estimated using the Black-Scholes option model with a volatility figure derived using the historical stock prices of Grow Generation and The Scotts Miracle-Gro. The Company accounts for the expected life of options based on the contractual life of options. The risk-free interest rate was determined from the implied yields of U.S. Treasury zero-coupon bonds with a remaining life consistent with the expected term of the options.

The following assumptions were used in determining the fair value of employee options for the period ended June 30, 2021: Exercise price $1.65; Risk-free interest rate 0.39 % to 0.82%; Dividend yield 0.0%; Stock price volatility 57.40 to 58.37%; Expected life is 4 years; Weighted average grant date fair value $1.0673 to $1.0864.

The following assumptions were used in determining the fair value of employee options for the period ended December 31, 2020: Exercise price $1.00; Risk-free interest rate 0.34 % to 0.39%; Dividend yield 0.0%; Stock price volatility 53.12%; Expected life 2.5 to 4 years; Weighted average grant date fair value $0.60 to $0.61.

Note 11 – Subsequent Events

On July 23, 2021, the Company stopped accepting subscriptions for the Company’s offering of shares of its Common Stock, and Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred”), under Regulation A+ (the “Regulation A+ Offering”). The Regulation A+ Offering was qualified by the Securities and Exchange Commission ("SEC") on September 30, 2020 (the “Qualification”). As of August 31, 2021, the Company sold 1,780,913 shares of Series A Preferred under the Regulation A+ Offering, resulting in gross proceeds of $2,718,127 to the Company.

ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description

2.1
Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on September 16, 2020).

2.2	Bylaws (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

3.1	Voting Agreement dated October 19, 2018 (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

3.2	Investors’ Rights Agreement dated October 19, 2018 (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U, filed with the SEC on October 1, 2020).

6.1	Series A Preferred Stock Purchase Agreement dated October 19, 2018 (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.2	Series A Preferred Stock Purchase Agreement dated November 18, 2019 (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.3	Lease Agreement dated April 19, 2017 (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.4	Convertible Promissory Note dated December 31, 2019 (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.5
Management Agreement by and among ESCP Management LLC, Cliffside Capital LLC, and GEO Holdings LLC, dated October 1, 2018 (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

6.6
Employment Agreement by and between the Company and Anthony Luciano, dated December 15, 2020 (incorporated by reference to Exhibit 6.6 to the Company Current Report on Form 1-U, filed with the SEC on January 29, 2021).

6.7	Modification Agreement, dated November 4, 2019, between Good Earth Organics Supply LLC, and Wells Fargo Bank, National Association.

6.8	Form of December 2020 Promissory Note Agreements

6.9	Loan Authorization and Agreement, dated August 27, 2020, between Good Earth Organics Supply LLC and the United State Small Business Administration.

8.1
Escrow Agreement by and between SI Securities, LLC, the Company, and The Bryn Mawr Trust Company of Delaware, dated July 14, 2020 (incorporated by reference to Exhibit 8.1 to the Company’s Offering Statement on Form 1-A, filed with the SEC on July 22, 2020).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GOOD EARTH ORGANICS, INC.

Date: October 18, 2021	/s/ Anthony Luciano
Anthony Luciano Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Anthony Luciano	Chief Executive Officer and Director
Anthony Luciano	(Principal Executive Officer)

/s/ Timothy R. Brien	Co-Chairman of the Board of Directors	October 18, 2021
Timothy R. Brien

/s/ Timothy J. Clark	Co-Chairman of the Board of Directors	October 18, 2021
Timothy J. Clark

/s/ Elizabeth Wald	Director	October 18, 2021
Elizabeth Wald